EXHIBIT 3
                                                                       ---------

10 March 2004

                                  ANNOUNCEMENT

                              WPP GROUP PLC ("WPP")
                              ---------------------


WPP was notified on 9 March 2004 of share vestings to directors of the company, pursuant to the terms of the WPP Performance Share Plans (PSP) for the periods 1999 - 2001, 2000 - 2002 and 2001 - 2003.

Sir Martin Sorrell's interest under the 1999 - 2001 PSP, the 2000 - 2002 PSP and the 2001 - 2003 PSP is 92,340 shares, which he continues to hold under the Plans following his election to defer the vesting of the shares beyond 31 December 2004. Sir Martin Sorrell has an interest in 13,844,265 shares representing 1.16% of the issued share capital of WPP.

In total 29,210 shares from the three Plans vested for Mr Paul Richardson, of which 12,069 have been sold to fund income tax and employee national insurance charges on the award. Mr Richardson's beneficial holding is 365,990 shares representing 0.031% of the issued share capital of WPP.

9,600 shares from the 2001 - 2003 Plan vested for Ms Beth Axelrod,  all of which
have  been  retained.   Ms  Axelrod's   beneficial   holding  is  34,600  shares
representing 0.003% of the issued share capital of WPP.


END


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